

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 17, 2009

Via U.S. mail and facsimile

Mr. Mark C. Rohr
Chief Executive Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801

      RE: Albemarle Corporation
              Definitive Proxy Statement on Schedule 14A
              Filed March 31, 2009
              File No. 001-12658

Dear Mr. Rohr:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 15

Annual Cash Incentive Award Plan, page 18

1. We note your disclosure on page 19 that "Strategic Sustainability" and "Health, Safety, and Environmental" goals were given an aggregate weight of 20% in your determination of the 2008 annual cash incentive awards. We also note that the achievement of these goals were determined by the Committee's assessment of 28 different objectives and, from page 20, that you achieved above target performance levels in 2008 on both of these goals. Please provide an enhanced discussion of these metrics and provide a clear explanation of the correlation

between achievement of these company goals and the impact this had on the payouts made under the Annual Cash Incentive Plan.


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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to this comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief